11-312

Form [redacted]

10025494

OMB# 1557-0184
EXPIRES
9/30/2000

Notice of Government Securities Bro ities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

RECD S.E.C.
APR 19 2010
608

1. Appropriate regulatory agency (check one):

A. ☒ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Filing status of notice (check as applicable):

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker and Dealer

3. Filing status of notice (check as applicable):

D. ☐ Notice
E. ☒ Amendment

RECEIVED
FEB 18 2010
Credit & Market Risk

4. A. Full name of Financial Institution:

UMB Bank n.a. Investment Banking Division

B. Address of principal office of Financial Institution:

1010 Grand Blvd, Kansas City, MO 64106

C. Address of principal office where government securities broker or government securities dealer activities will be conducted [if different than item (B)]:

same

D. Mailing address if different from (B) or (C):

P.O. Box 419226, Kansas City, MO 64141-6226

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Stephen M. Kitts	Executive V. President	816-860-1559

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. _X_ Yes B. ___No
(If yes, provide addresses and describe activities.)

There are branches of the Investment Banking Division located at the UMB Bank at 2 South Broadway, St. Louis, MO, UMB National Bank of America at 100 South Santa Fe, Salina, KS, UMB Columbine National Bank, 6900 E. Hampden, Denver, CO; UMB Bank at 1041 S Woods Mill Rd Chesterfield, MO ; UMB Bank Omaha at 11808 W. Center Rd, Omaha, NE. Sales Reps of UMB Bank, n.a. Investment Banking Division conduct municipal & government securities transactions for the convenience of our customers in our other branches. These locations are listed separately and attached. The Kansas City 1010 Grand Blvd location provides all information and support for dealing in municipal and government securities.

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

See attached list

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A. ☐ Yes B. ☒ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice.)

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. [See 17 C.F.R. 400.4(c)]. Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Stephen	M.	Kitts	EVP and Banking Services Manager
First	Middle	Last	Title

Stephen M. Kitts
Manual Signature

2/17/10
Date

Investment Banking Division Prinicipals involved in management, direction or supervision of the institution are noted below.

Last Name	First Name	Employment Date with the bank	53	Title	Location
Bane	Sondra	3/2/1998	7/25/2006	VP- IBD Compliance & Risk Mgr.	KC-1010 Grand
Beahan	Ellen	10/30/2000	8/12/2009	VP-Investment Services Officer Supervisor	KC-1010 Grand
Curtis	Jack LeRoy	1/17/2001	9/25/2003	VP-Mgr of IBD Ops	KC-928 Grand
Daniel	Sonja Nmi	6/13/1990	10/20/1992	VP-Mgr of Safekeeping Ops	KC-928 Grand
Gobel	Jeffrey Paul	1/27/1982	3/2/1993	Exec. Vice President	KC-1010 Grand
Kitts	Stephen	8/1/2007	5/6/1991	EVP & Banking Services Mgr.	KC-1010 Grand
Phillips	John Gregory	12/13/1976	3/18/1986	Sr. Vice President	KC-1010 Grand
Richter	Philip Brian	4/29/1997	4/9/1998	Sr. Vice President	KC-1010 Grand
Smith	Samuel "Todd"	9/24/2007	7/16/2003	Vice President	KC-1010 Grand
Trudell	Andre	5/25/1999	2/13/2009	SVP/National Sales Director	KC-1010 Grand

Investment Banking Division Locations

UMB Bank 1010 Grand Blvd KC, MO
UMB Bank 1014 S Woods Mill Rd Chesterfield, MO
UMB Bank 2 South Broadway, St. Louis, MO
UMB National Bank of America, 100 South Santa Fe Salina, KS
UMB Columbine National Bank, 6900 E Hampden, Denver, CO
UMB Bank Omaha 11808 W Center Rd, Omaha, NE